SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 9, 2002

Telefónica Móviles, S.A
(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of registrant's name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Móviles, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Communication of Relevant Event, dated December 9, 2002, regarding approval from Brazilian telecommunications regulator for Brasilcel venture	3

NOTICE OF CORPORATE ACTION

TELEFÓNICA MÓVILES, S.A.

Madrid, December 9, 2002.

In accordance with the provisions of article 82 of Law 24/1988 dated July 28th, on the Securities Market and ancillary regulations and for its submission to the public as a notice of corporate action, we hereby inform, that on December 4, 2002, the Brazilian National Telecommunications Agency (ANATEL) authorized the migration to Personal Mobile Service (SMP) of the TEM Group’s Brazilian operators.

In addition, ANATEL authorized the transfer by the TEM Group and by the Portugal Telecom Group of their interests in their Brazilian cellular subsidiaries to the Joint Venture incorporated by both groups in accordance with the agreements executed on October 17, 2002, the execution of which was communicated to the Market.

As a consequence of the aforesaid authorisation by ANATEL, the teams of both of the TEM Group and of the Portugal Telecom Group are currently working in order to attempt to consummate the contribution of their Brazilian assets to the Joint Venture before the end of the fiscal year 2002.

Hence, it is hereby requested that this document be admitted on this day, December 9, 2002.

Antonio Hornedo Muguiro
General Counsel of Telefónica Móviles, S.A.

Registro Mercantil Provincia de Madrid, Hoja M-246786, Tomo 14.837, Libro 0, Folio 155, Sección 8°. C.I.F.-A-82573759. Sede Social, Goya, 24, 28001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: December 9, 2002	By:	/S/ ANTONIO VIANA-BAPTISTA
Name: Antonio Viana-Baptista Title: Chief Executive Officer